UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM SD

Specialized Disclosure Report

Mindray Medical International Limited

State or other jurisdiction of incorporation or organization:	Commission File Number:	IRS Employer Identification No.
Cayman Islands	001-33036

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan

Shenzhen 518057

People’s Republic of China

(Address of principal executive offices)

Xingguo Zhang, telephone: +86 755 8188 8146

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report, Exhibit

A copy of Mindray Medical International Limited’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at ir.mindray.com.

Item 1.02	Exhibit

Mindray Medical International Limited has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 — Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
Name:	Alex Lung
Title:	Chief Financial Officer

Date: May 30, 2014